Exhibit 99.2

27 October 2003

James Hardie Industries N.V
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager	Unit 04-07, Atrium Building
Company Announcements Office	Strawinskylaan 3077
Australian Stock Exchange Limited	1077 ZX Amsterdam,
20 Bridge Street	The Netherlands
SYDNEY NSW 2000
Telephone: 31 (0) 20 301 2980
Fax: 31 (0) 20 404 2544

Dear Sir

Notice to the ASX in accordance with Listing Rules 7.19, 7.40 and Appendix 7A
Reorganisation of capital – court approval

James Hardie Industries N.V. is in the process of finalising Dutch regulatory approval for the capital return which was approved by shareholders at the Annual General Meeting on 15 August 2003.

It is expected that the Declaration of Non-Opposition to Capital Return will be obtained from the Court of Amsterdam on 27 October 2003 and that the Company will be in a position to announce this on 28 October 2003 (Sydney time).

This should enable the Company to confirm that the capital return record date will be 5 November 2003 and the capital return payment date will be 19 November 2003

Yours faithfully

/s/ Peter Shafron

Peter Shafron
Company Secretary